As filed with the Securities and Exchange Commission on November 22, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VENTIV HEALTH, INC.
(Exact name of registrant as specified in its charter)

Delaware	52-2181734
(State of Incorporation)	(I.R.S. Employer Identification No.)

Ventiv Health, Inc.
Vantage Court North
200 Cottontail Lane
Somerset, NJ 08873
Phone: (800) 416-0555

(Address of Principal Executive Offices, Including Zip Code
and Telephone Number)

Ventiv Health, Inc. Deferred Compensation Plan

Eran Broshy
Chief Executive Officer
Ventiv Health, Inc.
Vantage Court North
200 Cottontail Lane
Somerset, NJ 08873
Phone: (800) 416-0555
(Name, Address, including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Kenneth G. Alberstadt, Esq.
Law Office of Kenneth G. Alberstadt
111 Broadway, 18th Floor
New York, New York 10006
(212) 404-7566

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Deferred Compensation Obligations[1]	$20,000,000	100%	$20,000,000[2]	$2,534.00[3]

The registration statement will become effective upon filing in accordance with Rule 462(a) under the Securities Act.

This Registration Statement registers obligations (the "Obligations") of the Registrant to pay $20,000,000 in deferred compensation to participants in the Ventiv Health, Inc. Deferred Compensation Plan (the "Plan") in accordance with the terms of the Plan. In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), this registration statement covers an indeterminate amount of interests to be offered or sold pursuant to the Ventiv Health, Inc. Deferred Compensation Plan.
2 Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) of the Securities Act based upon the maximum amount of compensation that is expected to be deferred under the Plan.
3 The fee for registering securities on this form is $126.70 per million dollars (or part thereof) of the amount of securities to be registered.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing information specified in Part I of Form S-8 will be sent or given to all eligible employees, as specified by Rule 428(b)(1) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Securities and Exchange Commission (the "Commission") by the Registrant pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Registration Statement:

1)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 12, 2004, including any documents or portions thereof incorporated by reference therein;

2)	The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the Commission on May 6, 2004;

3)	The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed with the Commission on August 9, 2004;

4)	The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed with the Commission on November 9, 2004;

5)	The Registrant’s Proxy Statement dated May 7, 2004 for the Registrant’s Annual Meeting of Shareholders held on June 16, 2004, including any documents or portions thereof incorporated by reference therein;

6)	The Registrant’s Current Reports on Form 8-K filed with the Commission on March 4, April 29, June 14, August 6, September 24, October 19 and November 8, 2004;

7)	The Registrant’s description of its common stock contained in its Registration Statement on Form 10, as amended, as filed with the Commission on September 22, 1999.

All documents subsequently filed by Ventiv Health, Inc. ("Ventiv" or the "Company") pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

The following description of the Obligations of the Registrant under the Plan is qualified by reference to the Plan, which is included as Exhibit 4.1 to this Registration Statement.

The Obligations are general unsecured obligations of the Registrant and certain of its subsidiaries ("Participating Subsidiaries") to pay certain deferred compensation in the future in accordance with the terms of the Plan from their general assets, and rank pari passu with other unsecured indebtedness of the Registrant and the Participating Subsidiaries from time to time outstanding.

Management and highly compensated employees of the Registrant and the Participating Subsidiaries who are selected by the Plan administrator are eligible to participate in the Plan. Participants may elect to defer up to 100% of base salary, bonus, and/or commissions. The Registrant, or any of its Participating Subsidiaries which have adopted the Plan, may, in the sole discretion of the Plan administrator, make discretionary contributions intended to restore any lost Registrant match to a participant’s 401(k) plan ("Company Make-Up Contributions") or other discretionary contributions ("Company Discretionary Contributions") to certain participant accounts.

Participant deferrals are always 100% vested. Company Make-Up Contributions, if any, will vest in accordance with the vesting schedule applicable to matching contributions in the Registrant’s 401(k) plan. Company Discretionary Contributions, if any, will be subject to any vesting schedule communicated in writing to the participants receiving such contributions and in the absence of such communication will vest at the end of the Plan year following the Plan year in which Company Discretionary Contributions are made.

The amount of deferred compensation owed to participants pursuant to the Plan equals the amount of compensation deferred by each participant in accordance with his/her deferral election plus any Company Make-Up Contributions or Company Discretionary Contributions, adjusted to reflect any deemed investment appreciation or depreciation in accordance with participant investment elections.

Distributions are made under the terms of the Plan only under the following circumstances:

At the time of the deferral election, a participant may elect to receive some or all of the deferred amounts and investment returns attributable thereto in (or beginning in) a specified month prior to retirement or termination of employment. All other deferrals, Company Make-Up Contributions or Company Discretionary Contributions, if any, and investment returns attributable thereto, constitute the participant’s retirement account. Participants may establish up to five in-service accounts in addition to the retirement account. Separate investment option allocation elections may be made for each in-service account and for the retirement account. Distributions from in-service accounts can be made in a lump-sum or, if elected at the time of deferral and the balance is at least $10,000, in up to five annual installments.

Participants who retire after age 50, terminate employment after five years of service (other than for cause) or termininate employment due to disability will receive the vested portion of their retirement account balance and all undistributed in-service account balances based on a participant’s payment election.

Upon a termination of employment that does not qualify as a retirement or other qualifying termination (as described in the preceding paragraph), a participant will receive the vested portion of his or her retirement account balance, and all undistributed in-service account balances, in a single lump-sum payment.

Upon death, a participant’s designated beneficiary will receive the participant’s retirement account balance and all undistributed in-service account balances in a single lump-sum payment

In the event of an unforeseen financial emergency, as defined in the Plan, a participant may request a withdrawal from his or her account(s) to satisfy the emergency. Such a withdrawal must be approved by the Plan administrator.

Amounts deferred, if any, and Company Make-Up Contributions or Company Discretionary Contributions, if any, will be deemed invested in the investment options selected by each participant. The value of each participant’s account directly reflects the investment return (positive or negative) of those investment options on a daily basis. The available investment options include mutual funds that invest primarily in equity instruments (stocks), which are subject to the fluctuations of the stock market, the economy as a whole and the profitability of the companies in which the funds are invested. They also include mutual funds that invest primarily in debt securities (bonds), which are subject to fluctuations in the economy, prevailing interest rates and the credit risk of issuers of such debt securities. To defer or eliminate the income tax on investment earnings on assets held with respect to the Plan, insurance may be purchased on each participant, subject to the consent of such participant.

Elections of investment options do not represent actual ownership of, nor ownership rights in or to, the securities or other investments to which the investment options refer, nor is the Registrant in any way bound or directed to make actual investments corresponding to the deemed investments selected by participants.

A participant’s Obligations cannot be sold, transferred, assigned, pledged, hypothecated, or otherwise encumbered and pass only to a survivor beneficiary designated under the Plan or by will or the laws of descent and distribution. Except as described above, the Obligations are not subject to redemption, in whole or in part, prior to the termination, retirement, disability or death of the participant. However, the Registrant reserves the right to amend or terminate the Plan at any time, except that no such amendment or termination shall adversely affect a participant’s right to Obligations in the amount of the participant’s accounts as of the date of such amendment or termination. The Obligations are not convertible into another security of the Registrant. The Obligations will not have the benefit of a negative pledge or any other affirmative or negative covenant on the part of the Registrant.

Obligations in an aggregate principal amount of $20 million are being registered under the Plan. Further amounts may be registered and issued as new or existing plan participants elect to defer portions of their compensation in subsequent years.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The following paragraphs summarize certain indemnification provisions of the Company's articles of incorporation, By-Laws and the Delaware General Corporation Law ("DGCL").

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which such officer or director has actually and reasonably incurred.

Section 145 further provides that the indemnification provisions of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

As permitted by the Delaware General Corporation Law, Ventiv's certificate of incorporation also limits the liability of directors of Ventiv for damages in derivative and third party lawsuits for breach of a director's fiduciary duty except for liability: for any breach of the director's duty of loyalty to Ventiv or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; for unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or for any transaction for which the director derived improper personal benefit.

The limitation of liability applies only to monetary damages and, presumably, would not affect the availability of equitable remedies such as injunction or rescission. The limitation of liability applies only to the acts or omission of directors as directors and does not apply to any such act or omission as an officer of Ventiv or to any liabilities imposed under federal securities law.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

See Exhibit Index.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment  to this Registration Statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Ventiv Health, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Form S-8 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Somerset, State of New Jersey, on November 22, 2004.

VENTIV HEALTH, INC.

By:	/s/ Eran Broshy
Eran Broshy
Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eran Broshy his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and any related Rule 462(b) registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated as of the date set forth above on the signature pages hereof.

Signature	Title(s)
__/s/ Eran Broshy____________ Eran Broshy	Director and Chief Executive Officer (Principal Executive Officer)
__/s/ John R. Emery___________ John R. Emery	Chief Financial Officer (Principal Financial and Accounting Officer)
__/s/ Daniel M. Snyder_________ Daniel M. Snyder	Chairman of the Board of Directors
_/s/ John R. Harris____________ John R. Harris	Director
_/s/ Donald Conklin __________ Donald Conklin	Director
_/s/ Fred Drasner_____________ Fred Drasner	Director
_/s/ A. Clayton Perfall_________ A. Clayton Perfall	Director

EXHIBIT INDEX

Exhibit No.	Description
4.2	Ventiv Health, Inc. Deferred Compensation Plan.
5.1	Opinion of Law Office of Kenneth G. Alberstadt.
23.1	Consent of Law Office of Kenneth G. Alberstadt (Included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney (included in the Signature Pages to this Registration Statement).